UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

PRESS RELEASE

ARCADIS NV
Utrechtseweg 68
Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis-global.com

ARCADIS ACQUIRES GREYSTONE AND EXPANDS U.S. ENVIRONMENTAL PRESENCE

ARNHEM, The Netherlands – July 5, 2005 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that it has entered into an asset/share purchase arrangement with the Denver, Colorado based firm of Greystone Environmental Consultants and related group of companies (Greystone). Greystone is a diversified environmental consulting entity specializing in providing environmental planning, science and engineering services to industrial and governmental clients. The business has offices located in Colorado, California, Arizona, Wyoming, and Alberta, Canada and has approximately 130 employees who generate annual gross revenues of $15 million. Other financial details about the merger were not disclosed.

Greystone specializes in environmental impact assessments, permitting, planning, feasibility studies, monitoring, compliance, ecological analyses, and land use analyses.

Harrie Noy, chairman of ARCADIS’ executive board said, “The acquisition strengthens and broadens our environmental position in the U.S. market. Greystone adds capabilities that allow us to offer more front end environmental services to our clients. The acquisition is an important step towards enhancing our impact assessment, permitting, planning and ecological services offering to our clients and complements our existing environmental business in the U.S.”

Randy Schroeder, principal of the Greystone group of companies, stated “This acquisition plays a major role in the future growth of our firm. The combination with ARCADIS gives Greystone the ability to provide a broader service offering to our clients as well as increases opportunities for our employees. We are excited about bringing Greystone’s special expertise in environmental planning and engineering to ARCADIS and their clients.”

ARCADIS is made up of a global network of business professionals providing services to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With 10,000 employees and $1 billion in gross revenue the company is present with a close-knit local network. Knowledge and experience are of international significance focused on providing added value to our clients.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl or Andrew Reed of ARCADIS at 720.344.3500 or e-mail at areed@arcadis-us.com  Visit us on the internet: www.arcadis-global.com or www.arcadis-us.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: July 6, 2005	By:	/s/ C.Michiel Jaski
C. Michiel Jaski
Executive Board Member